EXHIBIT (a)(1)(B)
THE OFFER TO PURCHASE
EXCELSIOR LASALLE PROPERTY FUND, INC.
225 High Ridge Road
Stamford, CT 06905
OFFER TO PURCHASE UP TO $10 MILLION
OF OUTSTANDING SHARES OF CLASS A COMMON STOCK
AT NET ASSET VALUE PER SHARE
THE EXPIRATION DATE OF THE OFFER IS 12:00 MIDNIGHT, EASTERN TIME
ON FRIDAY, DECEMBER 19, 2008, UNLESS EXTENDED.
Dear Stockholder:
Excelsior LaSalle Property Fund, Inc. (the “Fund”) is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal attached to this Offer to Purchase as Exhibit A (the “Letter of Transmittal”) up to $10 million (or 81,018 shares) of the Fund’s issued and outstanding shares of Class A common stock, par value $0.01 per share (“Shares” or “Common Stock”), at $123.43 per Share, which equals the per Share net asset value (“NAV”) of the Fund as of September 30, 2008. This Offer to Purchase and the Letter of Transmittal shall constitute the “Offer.”
Unless extended, the Offer will expire at 12:00 midnight, Eastern Time, on Friday, December 19, 2008. You may tender all or a portion of your Shares.
Stockholders desiring to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and deliver it to the Fund in the manner set forth in Section 2 “Procedures for Tendering Shares” below.
Neither the Fund nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.
No person has been authorized to make any recommendation on behalf of the Fund as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Fund. This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund, 225 High Ridge Road, Stamford, CT 06905, telephone (866) 921-7951, attention: Client Service.

November 21, 2008	EXCELSIOR LASALLE PROPERTY FUND, INC.

SUMMARY TERM SHEET
Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Fund” refer to Excelsior LaSalle Property Fund, Inc.
We are providing this summary term sheet for your convenience. This summary term sheet highlights certain material terms of the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.
•	Who is offering to purchase my Shares?
Excelsior LaSalle Property Fund, Inc. is offering to purchase your Shares.

•	Why are we offering to purchase your Shares?
We are a private investment vehicle and have no current intention of offering our Shares to the public in a transaction registered under the Securities Act of 1933, and to date all offers and sales of our Shares have been conducted pursuant to an exemption from the registration requirements of the Securities Act of 1933. In addition, our Shares are not and are not expected to be listed for trading on any securities exchange or over-the-counter market. As a result, our board of directors has decided to provide limited liquidity for stockholders by offering to purchase Shares through tender offers. See Section 7 “Purpose of the Offer.”
•	How much Common Stock will the Fund purchase?
Subject to the terms and conditions of the Offer, the Fund will purchase up to $10 million of Shares (or 81,018 Shares) or, if a lesser number of Shares is validly tendered, all Shares that are validly tendered and not validly withdrawn. If more than $10 million of Shares are surrendered (or “tendered”) by stockholders in response to the Offer, the Fund will in its sole discretion either: (i) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that it is offering to repurchase to an amount it believes is sufficient to accommodate all tendered Shares; or (ii) accept Shares tendered on or before the expiration date for payment on a pro rata basis based on the aggregate NAV of the tendered Shares. In addition, the Fund may, in its discretion, accept additional Shares in an amount not to exceed 2% of the outstanding Shares. See Section 1 “Price; Number of Shares; Expiration Date” and Section 5 “Repurchase and Payment.”
•	What will be the purchase price for the Shares?
The Fund will pay you $123.43 per Share, which equals the per Share NAV of the Fund as of September 30, 2008. See Section 1 “Price; Number of Shares; Expiration Date” and Section 5 “Repurchase and Payment.”
•	How do I tender my Shares?
If you would like the Fund to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery or (iii) U.S. mail, to 225 High Ridge Road, Stamford, CT 06905, attention: Client Service. Please note that Letters of Transmittal delivered via fax, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted.
Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before 12:00 midnight, Eastern Time, on Friday, December 19, 2008. To the extent you send your Letter of Transmittal by U.S. mail or you have not received confirmation of delivery prior to Friday, December 19, 2008, we suggest you contact the Fund to confirm its receipt of your Letter of Transmittal by calling Client Service at (866) 921-7951. See Section 2 “Procedures for Tendering Shares.”
•	When will I receive payment for my Shares?
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offer. See Section 5 “Repurchase and Payment.”
•	Am I required to tender all of my Shares?
You may tender all your Shares, a portion of your Shares defined as a specific dollar amount or a portion of your Shares above a specified dollar amount. You are able to tender your Shares regardless of when you first purchased your Shares. See Section 3 “Amount of Tenders.”

•	When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?
You may tender your Shares until the Offer expires. The Offer will expire at 12:00 midnight, Eastern Time, on Friday, December 19, 2008, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled expiration date. We cannot assure you that the Offer will be extended or, if extended, for how long. See Section 1 “Price; Number of Shares; Expiration Date” and Section 14 “Extension of Tender Period; Termination; Amendments.”
•	Will I have to pay any fees or commissions if I tender my Shares and they are repurchased by the Fund?
No. See Section 16 “Miscellaneous.”
•	Will there be any tax consequences to me if I tender my Shares?
If your tendered Shares are accepted, it will be a taxable transaction either in the form of a “sale or exchange” or under certain circumstances as a “dividend.” You should consult your tax advisor regarding the tax consequences to you of tendering your Shares. See Section 13 “Certain Federal Income Tax Consequences.”
•	May I withdraw my tendered Shares?
You may withdraw your tendered Shares at any time prior to the time the tendered Shares are accepted for repurchase by the Fund, which is expected to occur promptly after the expiration of the Offer. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this document as Exhibit B and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery or (iii) U.S. mail, to 225 High Ridge Road, Stamford, CT 06905, attention: Client Service. Please note that Withdrawal of Tender Letters delivered via fax, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal of Tender Letter via U.S. mail or you have not received confirmation of delivery prior to the December 19, 2008, we suggest you contact the Fund to confirm its receipt of your Withdrawal of Tender Letter by calling Client Service at (866) 921-7951. The Withdrawal of Tender Letter must be received before the Fund accepts your Shares. See Section 4 “Withdrawal Rights.”
•	How will we pay for the Shares?
The Fund expects to have adequate funds to purchase the tendered Shares. See Section 9 “Source and Amount of Funds.”
•	Are there conditions to the Offer?
Under certain circumstances, the Fund may terminate or amend the Offer or postpone the acceptance of its Shares for payment. The Offer is not conditioned upon the tender of any minimum number of Shares. The Fund is not required to accept or pay for any Shares tendered. See Section 6 “Conditions of the Offer” and Section 14 “Extension of Tender Period; Termination; Amendments.”
•	If I decide not to tender my Shares, how will the Offer affect my Shares?
If you do not tender your Shares, you may be subject to certain risks resulting from the Fund reducing its aggregate assets to pay for tendered Shares. A reduction in the Fund’s aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These risks should be reduced to the extent that the Fund sells new Shares. See Section 8 “Certain Effects of the Offer.”
•	Who should I contact if I need more information?
Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Client Service, Bank of America Capital Advisors, LLC, 225 High Ridge Road, Stamford, CT 06905, telephone (866) 921-7951.

1.	Price; Number of Shares; Expiration Date.
The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to $10 million (or 81,018 Shares) of its issued and outstanding Shares, which are tendered and not withdrawn prior to 12:00 midnight, Eastern Time, on Friday, December 19, 2008 (such time and date being hereinafter called the “Initial Expiration Date”), unless it determines to accept none of them. The Fund reserves the right to extend its Offer. See Section 14 “Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Date or the latest time and date to which an Offer is extended is hereinafter called the “Expiration Date.” The purchase price of the Shares will be $123.43 per Share, which equals the per Share NAV of the Fund as of September 30, 2008.
The Offer is being made to all stockholders of the Fund and is not conditioned upon any minimum number of Shares being tendered. If more than $10 million of Shares are duly tendered prior to the Expiration Date, the Fund will, in its sole discretion, either: (i) subject to available liquidity and board approval, extend the Offer and increase the number of Shares that it is offering to repurchase to an amount it believes is sufficient to accommodate all tendered Shares; or (ii) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate NAV of the tendered Shares. In addition, the Fund may, in its discretion, accept additional Shares in an amount not to exceed 2% of the outstanding Shares, but is not obligated to do so.
As of November 17, 2008 there were 4,113,581 Shares issued and outstanding and 1,723 holders of record. The Fund’s Shares do not currently trade on any established secondary market.
2.	Procedures for Tendering Shares.
If you would like the Fund to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery or (iii) U.S. mail, to 225 High Ridge Road, Stamford, CT 06905, attention: Client Service. Please note that Letters of Transmittal delivered via fax, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. The completed and executed Letter of Transmittal must be received by the Fund before 12:00 midnight, Eastern Standard Time, on the Expiration Date.
To the extent you send your Letter of Transmittal via U.S. mail or you have not received confirmation of delivery prior to the Expiration Date, we suggest you contact the Fund to confirm its receipt of your Letter of Transmittal by calling Client Service at (866) 921-7951. The only acceptable methods of delivery of the Letter of Transmittal are those set forth above. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. The Fund shall not be obligated to give notice of any defects or irregularities in tenders, nor shall it incur any liability for failure to give such notice.

3.	Amount of Tenders.
Stockholders may tender all of their Shares, a portion of their Shares defined as a specific dollar amount or a portion of their Shares above a specified dollar amount. A Stockholder will be able to tender his, her or its Shares to the Fund for repurchase regardless of when the Stockholder first purchased such Shares.
4.	Withdrawal Rights.
Stockholders may withdraw Shares tendered at any time prior to the time the tendered Shares are accepted by the Fund, which is expected to occur promptly after the Expiration Date. No Shares will be accepted by the Fund prior to the Expiration Date. Stockholders may also withdraw Shares tendered at any time on or after January 20, 2009 if their Shares have not been accepted for payment prior to that time. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this Offer to Purchase as Exhibit B (the “Withdrawal Letter”) and deliver it via (i) certified mail return receipt requested, (ii) a delivery service, such as FedEx or UPS, that provides confirmation of date and time of delivery or (iii) U.S. mail, to 225 High Ridge Road, Stamford, CT 06905, attention: Client Service. Please note that Withdrawal of Tender Letters delivered via fax, email or other method of delivery not specified in clauses (i) through (iii) of the immediately preceding sentence will not be accepted. To the extent you send your Withdrawal Letter via U.S. mail or you have not received confirmation of delivery prior to the Expiration Date, we suggest you contact the Fund to confirm its receipt of your Withdrawal Letter by calling Client Service at (866) 921-7951. To be effective, your completed Withdrawal Letter must be received by the Fund prior to the time the Fund accepts your tendered Shares.
All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund in its sole discretion. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Date by following the procedures described in Section 2 “Procedures for Tendering Shares.”
5.	Repurchase and Payment.
For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered and not withdrawn, if and when it gives written notice to the tendering stockholder of its election to repurchase some or all of such Shares. Written notice will deemed to be given on the earlier of the time it is (i) deposited in the U.S. mail with appropriate postage or (ii) received by the tendering stockholder.
If the Fund accepts a stockholder’s Shares for repurchase, we will pay you $123.43 per Share tendered, which equals the NAV of the Fund as of September 30, 2008 (the “Valuation Date”) divided by the number of outstanding Shares at the Valuation Date. Stockholders tendering their Shares will remain Stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by the Fund.
NAV is determined as of the end of each quarter, within 45 calendar days following the end of such quarter other than the quarter ended December 31 (the last day of the Fund’s fiscal year). For the quarter ended December 31, the Fund expects that NAV will be determined shortly after completion of the Fund’s annual audit (which is generally expected to occur within 60 days after December 31). NAV is determined as follows: (i) the aggregate fair value of (a) the Fund’s interests in its investments plus (b) all other assets of the Fund, minus (ii) the aggregate value of the Fund’s indebtedness and other outstanding obligations as of the determination date. We have retained independent third party real estate appraisal firms that appraise each investment, beginning one year after acquisition. Prior to its first valuation, the investment and its related indebtedness is maintained at cost unless a material change occurs at the property or market level.
For each of the three quarters following the independent appraisal of a particular investment, we are responsible for determining the value of such investment based on our review of the appraisal and material changes at the property or market level. We are responsible for valuing the investments’ related indebtedness, beginning one year after acquisition and every quarter thereafter.

During the first three quarters of the calendar year, the Fund’s NAV is calculated based on the real estate investment values determined by us and unaudited supplemental consolidated fair value information presented with unaudited financial statements. Year-end NAV is calculated based on the real estate and indebtedness values determined by us and the supplemental consolidated fair value information presented to the board of directors with our year-end audited financial statements.
The following table presents the NAV per Share at the end of each quarter for which the Fund has been in existence:

Quarter Ended	NAV per Share
June 30, 2004	$100.00
September 30, 2004	100.00
December 31, 2004	100.00
March 31, 2005	100.03
June 30, 2005	100.07
September 30, 2005	104.16
December 31, 2005	108.08
March 31, 2006	110.73
June 30, 2006	112.66
September 30, 2006	110.93
December 31, 2006	115.02
March 31, 2007	115.95
June 30, 2007	118.40
September 30, 2007	119.95
December 31, 2007	120.03
March 31, 2008	121.58
June 30, 2008	124.65
September 30, 2008	123.43
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the Expiration Date. The payment of the repurchase price for the Shares tendered will be made by transfer of the funds to the tendering stockholder’s account at Bank of America, N.A. (“BANA”) or one of its affiliated banks, or wired to the stockholder’s bank account if the stockholder does not have a BANA account.
The Fund will pay all transfer taxes, if any, payable on the transfer to it of its Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

6.	Conditions of the Offer.
The Fund shall not be required to accept for payment or pay for any of its Shares tendered, and may terminate or amend its Offer or may postpone the acceptance for payment of, or payment for, its Shares tendered if, in the reasonable judgment of our board of directors: (1) such purchases would impair the Fund’s status as a real estate investment trust under the Internal Revenue Code, as amended (the “Code”); or (2) there is any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased.
If the Fund determines to amend its Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 14 “Extension of Tender Period; Termination; Amendments.”
7.	Purpose of the Offer.
We are a private investment vehicle and have no current intention of offering our Shares to the public in a transaction registered under the Securities Act of 1933, as amended (the “Securities Act”), and to date all offers and sales of our Shares have been conducted pursuant to an exemption from the registration requirements of the Securities Act. In addition, our Shares are not and are not expected to be listed for trading on any securities exchange or over-the-counter market. As a result, our board of directors has decided to provide limited liquidity for stockholders by offering to purchase Shares through tender offers, pursuant to which it expects to offer to repurchase a specific percentage, number or dollar amount of outstanding Shares (the “Tender Offer Amount”). The Tender Offer Amount for each tender offer, if any, will depend on a variety of factors, including the Fund’s available liquidity, available borrowing under the Fund’s credit facility and the amount of proceeds from the Fund’s most recent offering of Shares, and that such determinations will be made by the Fund’s board of directors prior to each such tender offer. We will only offer to repurchase Shares to the extent that we have sufficient cash available consistent with principles of prudent portfolio management and to the extent that such repurchases (i) are consistent with applicable real estate investment trust (“REIT”) rules and federal securities laws and (ii) would not require the Fund to register as an investment company under the Investment Company Act. The Fund does not guarantee, however, that sufficient cash will be available at any particular time to fund repurchases of its Shares, and the Fund will be under no obligation to conduct such tender offers or to make such cash available.
8.	Certain Effects of the Offer.
The purchase of the Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of stockholders that do not tender their Shares and will decrease the Fund’s aggregate assets. A reduction in the Fund’s aggregate assets may result in remaining individual stockholders bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. However, the Fund believes that these risks will be reduced to the extent new Shares are sold. All Shares purchased by the Fund pursuant to the Offer will be retired by the Fund’s board of directors.
9.	Source and Amount of Funds.
The Fund anticipates that the purchase price for any of its Shares acquired pursuant to the Offer will be derived from one or more of the following sources: (i) cash on hand, (ii) the proceeds from the Fund’s most recent sale and issuance of new Shares and (iii) available borrowing under our credit facility.
On February 21, 2007, we entered into a $60,000,000 line of credit agreement with PNC Bank, National Association and BMO Capital Markets Financing, Inc., to cover short-term capital needs for acquisitions and operations, which was expanded to $70,000,000 on July 27, 2007. The additional $10,000,000 borrowing capacity is supplied by BANA. The line of credit was set to expire on February 21, 2009, but was extended by the Fund for one year, now scheduled to mature on February 21, 2010. The line of credit carries an interest rate that approximates LIBOR plus 1.50% for borrowings expected to be outstanding for at least one month, or a base rate for borrowings expected to be outstanding for less than one month, which is the greater of (i) the interest rate per annum announced from time to time by the lender, as its prime rate or

(ii) the Federal Funds effective rate plus 0.75%. Should the Fund fail to maintain a debt service coverage ratio of 1.50 to 1.00 or greater, the interest rate on the outstanding borrowings will increase by 0.50%. At December 31, 2007, our debt service coverage ratio fell below the 1.50 to 1.00 threshold. Accordingly, since April 29, 2008, we have been paying an additional 0.50% on our line of credit borrowing and we will continue to pay the additional 0.50% until our debt service coverage ratio returns to 1.50 to 1.00 or greater. We may not draw funds on our line of credit if we experience a Material Adverse Change, which is defined to include, among other things, a set of circumstances or events that (a) is or would reasonably be expected to be material and adverse to the Fund’s business, properties, assets, financial condition, results of operations or prospects or (b) impairs materially or would reasonably be expected to impair materially the ability of the Fund to pay its indebtedness. We had $23,000,000 at 5.50% and $29,000,000 at 6.52%, borrowed on our line of credit at September 30, 2008 and December 31, 2007, respectively. As of September 30, 2008, we had issued four letters of credit from our line of credit totaling approximately $3,000,000, which were used as additional collateral on four of our apartment communities. As of November 17, 2008, we had no borrowings outstanding under our line of credit and we continued to have four letters of credit totaling approximately $3,000,000 outstanding. As of September 30, 2008, we were in compliance with the terms of our line of credit.
We anticipate that we will need a line of credit throughout the life of the Fund to accomplish our acquisition and operational objectives. In this respect, monies borrowed on our line of credit will be repaid from three sources:
•	placing fixed-rate mortgages on the Fund Portfolio,
•	cash flow generated by the Fund Portfolio, and
•	sales of our Common Stock.
10.	Financial Information.
The financial statements set forth on pages F-1 through F-78 of the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on March 7, 2008, and the financial statements set forth in Part I, Item 1 of the Fund’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the SEC on November 7, 2008, are incorporated herein by reference. You should refer to Section 12 “Additional Information” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.
The following tables set forth selected consolidated financial data for the Fund. The selected historical balance sheet data as of December 31, 2007 and December 31, 2006 and the selected historical statement of operations data for the fiscal years ended December 31, 2007 and December 31, 2006 have been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (our “2007 Form 10-K”). The selected historical balance sheet data as of September 30, 2008 and the selected historical statement of operations data for the interim nine month periods ended September 30, 2008 and September 30, 2007 have been derived from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (our “Third Quarter 2008 Form 10-Q”).
The information presented below should be read together with the discussions under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2007 Form 10-K and our Third Quarter 2008 Form 10-Q and our financial statements and notes thereto, that are incorporated by reference in this Offer to Purchase.

SUMMARIZED BALANCE SHEET INFORMATION
Dollars in thousands, except share and per share amounts

	September 30, 2008	December 31, 2007 (1)	December 31, 2006
Net investments in real estate	$966,873	$918,604	$504,133
Cash and cash equivalent	13,743	8,386	28,970
Total assets	1,098,530	1,070,188	635,694
Mortgage notes and other debt payable, net	735,276	691,316	361,351
Total liabilities	781,135	738,593	391,436
Minority interests	15,064	15,519	3,036
Total stockholders’ equity	$302,331	$316,076	$241,222

Book value per share	$76.41

(1)	Includes reclassifications for amounts previously reported as discontinued operations which were returned to held and used status during the first quarter of 2008.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Dollars in thousands, except share and per share amounts

	Nine Months	Nine Months
	Ended	Ended	Year Ended	Year Ended
	September 30,	September 30,	December 31,	December 31,
	2008	2007	2007 (1)	2006 (1)
Revenues:
Minimum rents	$67,932	$42,048	$60,945	$40,577
Tenant recoveries and other rental income	15,712	11,386	16,342	10,529

Total revenues	83,644	53,434	77,287	51,106
Operating expenses:
Real estate taxes	9,353	5,551	8,014	5,187
Property operating	19,145	9,098	13,127	9,027
Manager and advisor fees	6,670	5,394	7,426	5,176
Fund level expenses	1,787	1,920	2,659	2,035
Provision for doubtful accounts	341	257	379	359
General and administrative	476	378	637	516
Depreciation and amortization	49,806	22,281	32,360	19,210

Total operating expenses	87,578	44,879	64,602	41,510

Operating (loss) income	(3,934)	8,555	12,685	9,596
Other income and (expenses):
Interest income	508	1,515	1,787	1,582
Interest expense	(31,580)	(19,659)	(28,712)	(18,522)
Loss allocated to minority interests	5,326	215	572	156
Equity in income of unconsolidated affiliates	1,061	882	536	425
Gain (loss) on foreign currency derivative	541	(501)	(504)	—

Total other income and (expenses)	(24,144)	(17,548)	(26,321)	(16,359)

Net loss	(28,078)	(8,993)	(13,636)	(6,763)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,030)	835	963	—

Total other comprehensive (loss) income	(1,030)	835	963	—

Net comprehensive loss	$(29,108)	$(8,158)	$(12,673)	$(6,763)

Net loss per share-basic and diluted	$(7.53)	$(2.85)	$(4.19)	$(2.89)

Weighted average common stock outstanding-basic and diluted	3,730,206	3,151,253	3,252,725	2,341,347

Ratio of earnings to fixed charges	—	—	—	—

Deficiency of earnings to fixed charges	$(33,421)	$(9,244)	$(14,260)	$(5,913)

(1)	Includes reclassifications for amounts previously reported as discontinued operations which were returned to held and used status during the first quarter of 2008.

11.	Certain Information About the Fund.
The Fund was incorporated under the laws of the State of Maryland on May 28, 2004 and invests in real estate and real estate-related assets, including joint venture arrangements with third parties. The Fund seeks to invest in and assemble a portfolio of high-quality properties located primarily in the United States that is diversified both geographically and across property sectors. As part of the Fund’s investment strategy, the Fund intends to acquire additional properties in the normal course of its operations. The Fund expects that these activities may result in its acquisition of a material amount of assets.
There have not been any transactions involving the Shares of the Fund that were effected during the past 60 business days by the Fund, by any executive officer or director of the Fund, by any person controlling the Fund, by any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, other than as set forth in Section 15 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”
As of November 17, 2008, there were 4,113,581 Shares outstanding.
12.	Additional Information.
The Fund has filed an issuer tender offer statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains the Fund’s Schedule TO, reports and other information about the Fund, including our annual, quarterly and current reports, our proxy statements and other SEC filings. You may also obtain a copy of the Fund’s Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to such documents that are not specifically incorporated by reference herein, free of charge by contacting the Manager at the address or telephone number set forth on the first page of this Offer to Purchase.
13.	Certain Federal Income Tax Consequences.
The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.
In general, a stockholder from whom Shares are repurchased by the Fund will be treated as engaging in a taxable transaction, which, depending on the circumstances, may be taxable as a dividend or a disposition of a capital asset. If the repurchase is treated as a disposition under the tax law, a stockholder will generally reduce its adjusted tax basis in its Shares (but not below zero) by the amount of cash distributed to such stockholder. To the extent the proceeds from the repurchase exceed the adjusted tax basis of the stockholder in the Shares, he or she generally will recognize income or gain as a result of the repurchase. Such income or gain generally will be taxable as capital gain or ordinary income, depending on the circumstances. A stockholder generally will recognize a loss if the proceeds received on the repurchase are less than his or her adjusted basis. The deductibility of capital losses are subject to limitations under the tax law.
14.	Extension of Tender Period; Termination; Amendments.
The Fund reserves the right, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of relevant Shares tendered as of that date. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate its Offer in accordance with the conditions specified in Section 6 “Conditions of the Offer” and not to purchase or pay for any Shares, and (b) amend its Offer in any respect, including but not limited to, amending the number of its Shares subject to its Offer. If a material change is made to the terms of the Offer, the Fund will promptly make a public announcement of any such change. Without limiting the manner in which the Fund may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

15.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.
Executive Officers and Directors of the Fund
The names of the executive officers and directors of the Fund are set forth below. The business address for each such person is: 225 High Ridge Road, Stamford, CT 06905 and the telephone number for each such person is (203) 739-1000.

Name	Position
Thomas F. McDevitt	Chairman of the Board of Directors
Virginia G. Breen	Director
Jonathan B. Bulkeley	Director
Peter H. Schaff	Director
James D. Bowden	Director, President and Chief Executive Officer
Steven Suss	Chief Financial Officer
Beneficial Ownership of Share by Directors and Executive Officers
As of November 17, 2008, none of our executive officers or directors beneficially owned Shares. Accordingly, none of our executive officers or directors will tender any Shares in the Offer.
As of November 17, 2008, LaSalle U.S. Holdings, Inc. (“LUSHI”) beneficially owned 100,000 Shares, or 2.43% of Common Stock based on 4,113,581 Shares outstanding on November 17, 2008. Peter Schaff, a director of the Fund, is one of three directors of LUSHI, which is an affiliate of LaSalle Investment Management, Inc., the Fund’s advisor. LUSHI’s address is 200 East Randolph Drive, Suite 4400, Chicago, IL 60601.
Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, subject to community property laws where applicable and except as noted otherwise, LUSHI has sole voting and investment power with respect to all the Shares it beneficially owns.
Securities Transactions
On October 1, 2008, the Fund sold approximately 221,328 Shares at a price of $123.43 per Share, which was the current per Share NAV of the Fund as of September 30, 2008. The aggregate price for the Shares sold was approximately $ 27.3 million.
The Shares were sold in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”), and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering. Each investor provided a written representation that it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Act, and the Fund did not engage in general solicitation.
Affiliates of the Manager acted as placement agents in connection with the sale of these Shares. These affiliates did not receive a fee from the Fund for acting as placement agent and may be compensated by the Manager or by the purchasing shareholder through payment of a placement fee.
In addition, on November 7, 2008, the Fund issued 18,562 Shares pursuant to its dividend reinvestment plan.

16.	Miscellaneous.
The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude stockholders from its Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.
Stockholders will not be required to pay any fees or commissions in connection with the tender and repurchase of their Shares.
Neither the Fund nor its board of directors make any recommendation to any stockholder as to whether to tender or refrain from tendering its Shares. Stockholders must make their own decisions whether to tender their Shares, and, if they choose to do so, the portion of their Shares to tender.
Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.